Filed by TGC Industries, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dawson Geophysical Company

Commission File No. 001-34404

NEWS RELEASE

	CONTACTS:	Wayne Whitener
Chief Executive Officer
TGC Industries, Inc.
(972) 881-1099

Jack Lascar / Karen Roan
Dennard • Lascar Associates
FOR IMMEDIATE RELEASE		(713) 529-6600

TGC Industries Reports Third Quarter 2014 Results

PLANO, TEXAS — OCTOBER 27, 2014 — TGC Industries, Inc. (NASDAQ: TGE) (“TGC”) today announced financial results for its third quarter ended September 30, 2014.  Revenues in the third quarter of 2014 were $26.1 million compared to $21.1 million in the third quarter of 2013.  TGC reported a net loss of $4.0 million, or ($0.18) per share, for both the third quarter of 2014 and the third quarter of 2013.

Wayne Whitener, TGC Industries’ President and Chief Executive Officer, said, “Our third quarter results were negatively impacted by a land seismic environment in both the United States and Canada that has remained challenging since the beginning of last year.  In addition, Canadian operations did not contribute significantly to our third quarter results due to the regular seasonal nature of seismic work in Canada.

“Our current backlog is approximately $32 million, and we anticipate execution of a substantial amount of contracts awaiting signature that we expect to be finalized in the next few weeks.   We ended the third quarter of 2014 with over $25 million in cash, and we continue to maintain the financial flexibility and low cost structure needed to navigate these challenging market conditions.

“We recently announced a strategic business combination with Dawson Geophysical and are extremely pleased to join forces with them. We believe that the combination of our shared technical, operational and international expertise will provide increased opportunities to better serve our client base and result in a stronger company.  This strategic business combination should allow the new company to enjoy increased utilization rates and lower costs.  We continue to anticipate a first quarter 2015 closing for this transaction.”

THIRD QUARTER 2014 RESULTS

Third quarter 2014 revenues were $26.1 million compared to $21.1 million in the third quarter of 2013.  TGC operated five seismic crews in the U.S. for the 2014 third quarter.  In the third quarter of 2013, TGC began the quarter with three crews operating in the U.S. and ended the quarter with five U.S. crews.  In Canada, TGC had one crew operating intermittently during the 2014 third quarter compared to a year ago, when TGC operated three Canadian crews for short term summer work at the beginning of the quarter but ended the period with no crews in Canada.   Since the end of the 2014 third quarter, TGC has placed additional Canadian crews into the field and has two crews currently operating in Canada and expects to add two additional Canadian crews before the end of November.

Gross profit margin in the 2014 third quarter was 3.9% compared to 12.4% for the third quarter of 2013.  As a percentage of revenues, cost of services was 96.1% compared to 87.6% in the third quarter a year ago.  Selling, general and administrative expenses (“SG&A”) were $2.3 million compared to $2.4 million in the third quarter of 2013.  SG&A as a percentage of revenues was 8.8% compared to 11.3% a year ago.  Depreciation and amortization expense in the third quarter was $4.7 million compared to $6.1 million a year ago, which as a percentage of revenue was 18.0% and 28.7%, respectively.  Third quarter 2014 EBITDA* (earnings before net interest expense, taxes, depreciation, and amortization) was negative $1.3 million compared to $0.2 million in the third quarter of 2013.

* A reconciliation of EBITDA (a non-GAAP financial measure) to reported earnings can be found following the financial tables.

FIRST NINE MONTHS 2014 RESULTS

Revenues for the first nine months of 2014 were $93.1 million compared to $115.8 million in the first nine months of 2013.  Gross profit margin was 17.7% in the first nine months of 2014 compared to 22.3% in the first nine months of 2013.  Cost of services in the first nine months of 2014 was $76.6 million compared to $90.0 million in the same period of 2013.  As a percentage of revenues, cost of services was 82.3% compared to 77.7% in the first nine months a year ago.

SG&A expenses in the first nine months of 2014 were $7.1 million compared to $7.2 million in the same period a year ago.  As a percentage of revenues, SG&A expense for the first nine months of 2014 was 7.6% compared to 6.2% in the same period of 2013.  Depreciation and amortization expense for the first nine months of 2014 was $14.6 million compared to $19.1 million in the first nine months of 2013.  As a percentage of revenues, depreciation and amortization expense was 15.7% and 16.5% for the first nine months of 2014 and 2013, respectively.  EBITDA* for the first nine months of 2014 was $9.4 million, or 10.1% of revenues, compared to $18.6 million, or 16.0% of revenues, in the first nine months of 2013.

CONFERENCE CALL

TGC Industries has scheduled a conference call for Monday, October 27, 2014 at 9:30 a.m. Eastern Time / 8:30 a.m. Central Time.   To participate in the conference call, dial 719-325-2491 at least 10 minutes before the call begins and ask for the TGC Industries conference call.  A replay of the call will be available approximately two hours after the live broadcast ends and will be accessible until November 10, 2014.  To access the replay, dial 719-457-0820 using a pass code of 3900613#.

Investors, analysts, and the general public will also have the opportunity to listen to the conference call over the Internet by visiting http://www.tgcseismic.com.  To listen to the live call on the web, please visit the press release section of the Investor Relations page of the TGC website.  For those who cannot listen to the live webcast, an archive will be available shortly after the call and will remain available for approximately 90 days at http://www.tgcseismic.com.

TGC Industries, Inc., based in Plano, Texas, is a leading provider of seismic data acquisition services with operations throughout the continental United States and Canada.  The Company has branch offices in Houston, Midland, Oklahoma City and Calgary.

TGC Industries, Inc.

Consolidated Statement of Earnings

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013

Revenue	$26,094,909	$21,115,045	$93,133,099	$115,806,689

Cost and expenses
Cost of services	25,071,320	18,492,618	76,641,928	90,011,820
Selling, general and administrative expense	2,288,412	2,391,946	7,060,970	7,226,433
Depreciation and amortization expense	4,708,500	6,057,092	14,639,933	19,110,476
	32,068,232	26,941,656	98,342,831	116,348,729

Income (loss) from operations	(5,973,323)	(5,826,611)	(5,209,732)	(542,040)

Interest expense	148,770	275,509	506,296	903,667

Income (loss) before income taxes	(6,122,093)	(6,102,120)	(5,716,028)	(1,445,707)

Income tax expense (benefit)	(2,112,616)	(2,150,433)	(1,954,251)	158,537

NET INCOME (LOSS)	$(4,009,477)	$(3,951,687)	$(3,761,777)	$(1,604,244)

Earnings (loss) per common share:
Basic	$(0.18)	$(0.18)	$(0.17)	$(0.07)
Diluted	$(0.18)	$(0.18)	$(0.17)	$(0.07)

Weighted average number of common shares outstanding:
Basic	21,957,167	21,832,831	21,956,804	21,805,692
Diluted	21,957,167	21,832,831	21,956,804	21,805,692

The statement of operations reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the interim periods.  The results of the interim periods are not necessarily indicative of results to be expected for the entire year.

TGC Industries, Inc.

Condensed Consolidated Balance Sheet

	September 30,	December 31,
	2014	2013
	(unaudited)

Cash and cash equivalents	$25,064,116	$16,130,374
Receivables (net)	8,985,899	10,742,412
Prepaid expenses and other	7,410,535	8,030,556
Current assets	41,460,550	34,903,342
Other assets (net)	283,472	291,000
Property and equipment (net)	54,211,727	63,107,196
Total assets	$95,955,749	$98,301,538

Current liabilities	$24,263,783	$17,195,179
Long-term obligations	6,677,180	7,384,819
Long-term deferred tax liability	1,025,116	4,590,739
Shareholders’ equity	63,989,670	69,130,801
Total liabilities & equity	$95,955,749	$98,301,538

TGC Industries, Inc.

Reconciliation of EBITDA to Net Income (Loss)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)

Net income (loss)	$(4,009,477)	$(3,951,687)	$(3,761,777)	$(1,604,244)
Depreciation and amortization expense	4,708,500	6,057,092	14,639,933	19,110,476
Interest expense	148,770	275,509	506,296	903,667
Income tax expense (benefit)	(2,112,616)	(2,150,433)	(1,954,251)	158,537

EBITDA	$(1,264,823)	$230,481	$9,430,201	$18,568,436

Important Information for Investors and Shareholders

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The transactions contemplated by the pending business combination transaction, including, with respect to Dawson Geophysical Company (“Dawson”), the proposed merger between Riptide Acquisition Corp. and Dawson and, with respect to the Company, the proposed issuance of common stock in the transaction, will, as applicable, be submitted to the shareholders of Dawson and the Company for their consideration. The Company will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of the Company and Dawson that also constitutes a prospectus of the Company. The Company and Dawson will mail the joint proxy statement/prospectus to their respective shareholders. The Company and Dawson also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND DAWSON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about the Company and Dawson, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. The Company will make available free of charge at www.tgcseismic.com (in the “Investor Relations” section) copies of materials it files with, or furnishes to, the SEC, or investors and shareholders may contact the Company at (972) 881-1099 or c/o Dennard-Lascar Associates at (713) 529-6600 to receive copies of documents that the Company files with or furnishes to the SEC.

Participants in the Solicitation

The Company and certain of its respective directors and officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and Dawson in connection with the proposed transaction. Information about the directors and officers of the Company is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 30, 2014. This document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on our current expectations and projections about future events. All statements other than statements of historical fact included in this press release regarding the Company are forward-looking statements. We use words such as “may,” “can,” “could,” “should,” “expect,” “anticipate,” “estimate,” “indicate,” “believe,” “target,” “continue,” “plan” and “budget” to identify forward-looking statements.  There can be no assurance that those expectations and projections will prove to be correct.  Important factors that could cause actual results to differ materially from such expectations and projections are disclosed in the Company’s SEC filings, and include, but are not limited to, the possibility that the business combination does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the risk that the benefits from the business combination may not be fully realized or may take longer to realize than expected, the ability to promptly and effectively integrate the businesses of the Company and Dawson, the reaction of the companies’ customers, employees and counterparties to the transaction, diversion of management time on transaction-related issues, the dependence upon energy industry spending for seismic services, the unpredictable nature of forecasting weather, the potential for contract delay or cancellation, economic conditions and the potential for fluctuations in oil and gas prices.  We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

# # #